October 3, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Shange Callaghan, Esq. and Nicholas Panos, Esq.

Re:	Nature's Miracle Holding Inc.

Schedule 13D Filed by Tie (James) Li

Filed July 9, 2024

File No. 005-94497

Dear Mr. Callaghan and Mr. Panos:

I am responding to the question raised by the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated September 23, 2024 (the “Comment Letter”).

For your convenience, the Saff’s comment contained in the Comment Letter has been restated below.

Staff Comment:

Schedule 13D Filed July 9, 2024

General

1.	We note the date of the event reported as requiring the filing of the Schedule 13D was March 11, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the March 11, 2024 event date, the Schedule 13D submitted on July 9, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition

Response:

My Schedule 13D was initially filed on April 17, 2024. On July 5, 2024, Daniel Chang from the Securities and Exchange Commission informed the Company’s counsel that the Schedule 13D was submitted using the wrong Edgar account. Specifically, the Schedule13D was incorrectly filed under the account of an individual named Mr. Ti Li (CIK 0001966264), under an issuer named Li Auto Inc. To rectify this inadvertent clerical error, on July 16, 2024, I refiled the Schedule 13D using the correct EDGAR CIK code. Subsequently the SEC deleted the previously filed Schedule 13D.

I apologize for any confusion caused by the misfiling of my 13D.

Should you have any further questions, please feel free to contact the Huan Lou, Esq. of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Very truly yours,

/s/ Tie Li
Tie (James) Li